6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 22, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F |X| Form 40-F |_|


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes |_| No |X|


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF in Top Form: Record Earnings in 2005, Confident Outlook for 2006

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Feb. 22, 2006--BASF
(NYSE:BF)(FWB:BAS)(LSE:BFA):

    -- Record sales (up 14 percent) and record EBIT before special items (up 17 percent)

    --  Premium earned on cost of capital

    -- Cash provided by operating activities increases further (up 13 percent)

    -- Board of Executive Directors proposes to increase dividend by 30 euro cents to EUR 2.00 per share

    --  BASF optimistic for full year 2006

    BASF - The Chemical Company - posted the best results in its history in 2005. The company again grew profitably and faster than the market in 2005 on the basis of its own efforts and astute acquisitions. At its Annual Press Conference on February 22, 2006 in Ludwigshafen, BASF reported sales of EUR 42.7 billion (up 14 percent) and income from operations (EBIT) before special items of more than EUR 6.1 billion (up 17 percent).
    "Our results speak for themselves. We increased the premium earned on our cost of capital to just under EUR 2.4 billion, and I would like to thank the entire BASF team for its outstanding achievements," said Dr. Jurgen Hambrecht, Chairman of BASF's Board of Executive Directors.

    Board of Executive Directors proposes higher dividend

    The capital markets also had a favorable opinion of BASF's achievements: BASF shares increased in value by 26.2 percent in 2005 and outperformed the EURO STOXXSM 50 Total Return Index. The company wants to offer its shareholders an attractive dividend for fiscal year 2005. The Board of Executive Directors is therefore recommending to the Supervisory Board to propose to the Annual Meeting an increased dividend of EUR 2.00 per share - 30 euro cents more than in 2004.

    Outlook for the full year 2006

    Hambrecht's top priority is to ensure BASF's long-term competitiveness. We will therefore proceed with our efficiency-enhancing measures and restructuring programs," he said.
    Looking to the full year, Hambrecht is confident: "We aim to continue to grow faster than the market, follow on from the strong level of income from operations before special items posted in 2005, and again earn a premium on our cost of capital."

    Chemicals segment posts record sales

    With an increase of 15.4 percent compared with 2004, the Chemicals segment posted record sales as a result of higher volumes and prices.
    The Plastics segment recorded significantly higher EBIT, which was up 46 percent on the previous year. The pressure on margins increased toward the end of the year due to high and volatile raw material prices.
    The Performance Products segment benefited from BASF's Verbund and its increasingly strong position in Asia. In 2005, the decline in sales caused by the divestiture of the printing systems business in the previous year was more than compensated for.
    In the Agricultural Products & Nutrition segment, earnings in the Agricultural Products division rose despite higher spending on research and development. In the Fine Chemicals division, lower prices in important product lines significantly impacted sales and earnings. The company has launched an extensive restructuring program in this division and expects higher sales and earnings in 2006.
    Sales and earnings in the Oil & Gas segment grew by double-digit amounts and reached new highs. This was due to the significant rise in oil prices, increased oil and gas production and the expansion of the natural gas trading business.

    Significant sales growth in all regions

    In 2005, sales by location of company grew by double-digit rates in Europe (plus 11 percent), North America (plus 17 percent) and Asia Pacific (plus 23 percent). Sales in South America, Africa, Middle East rose 7 percent.
    Earnings growth in North America was particularly strong: EBIT tripled compared with the previous year. The target of reducing fixed costs by $250 million was achieved ahead of schedule. BASF is continuing with its programs to increase efficiency and has now set itself the goal of saving additional costs of $150 million per year by mid-2007.
    The improvement in EBIT in Europe was due above all to growth in BASF's oil and gas business and plastics operations, as well as to cost-saving programs.
    In Asia, EBIT declined by 18 percent compared with 2004. This was mainly due to a difficult market environment for intermediates as well as high and volatile raw material costs for styrenics. Earnings were also negatively impacted by special items, for example for the planned closures of the THF and PolyTHF(R) plants in Yokkaichi, Japan.
    Earnings declined slightly in the South America, Africa, Middle East region, where the agricultural products business was affected by dry weather in Brazil and Argentina.

    Current share buyback program completed

    Chief Financial Officer Dr. Kurt Bock explained the factors that influenced BASF's sales growth. Apart from a sustained, satisfactory increase in sales volumes of 2.5 percent, the development was due primarily to higher prices in nearly all areas of BASF's portfolio. Currency effects once again played an important role in the fourth quarter, but had only a minor overall impact on sales for the full year.
    Cash provided by operating activities before external financing of pension obligations increased to EUR 5.25 billion. This increase of
13.3 percent was mainly due to BASF's significantly higher earnings. BASF also continued to buy back shares in 2005, returning approximately EUR 1.4 billion to its shareholders in this way. In 2005, the company bought back more than 26 million shares at an average price of EUR 55.05. As a result, it has reduced the number of outstanding shares by 19.8 percent since starting its share buyback programs in 1999.
    In 2006, BASF continued with the EUR 1.5 billion share buyback program that it announced in April 2005. Between the start of the year and the middle of February, it bought back just under 5.4 million shares for EUR 339 million, thus completing the program as planned. BASF's Board of Executive Directors will request further authorization to repurchase shares at the Annual Meeting in May 2006.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than EUR
42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.



BASF will publish its Financial Report and Corporate Report on March 14, 2006.

On February 22, 2006, you can obtain further information on the Internet at the following addresses:

Annual press conference report (from 7:30 a.m. CET)

--   corporate.basf.com/pcon-report (English)
--   corporate.basf.com/pk-bericht (German)

Press release (from 7:30 a.m. CET)

--   corporate.basf.com/pressrelease (English)
--   corporate.basf.com/pressemitteilungen (German)

Live transmission Annual Press Conference (from 10:30 a.m. CET)

--   corporate.basf.com/pcon (English)
--   corporate.basf.com/pk (German)

Speech Dr. Jurgen Hambrecht/Dr. Kurt Bock - print version (from
11:30 a.m. CET)

--   corporate.basf.com/pressconference (English)
--  corporate.basf.com/pressekonferenz (German)

Photos (from 7:30 a.m. CET)

--  corporate.basf.com/photos (English)
--  corporate.basf.com/fotos (German)

Photos from the Annual Press Conference (from 1:00 p.m. CET)

--  corporate.basf.com/photos (English)
--  corporate.basf.com/fotos (German)

Information about BASF shares

--   www.basf.com/share (English)
--   www.basf.com/aktie (German)

Live transmission Analyst Conference (from 3:00 pm CET)

--   www.basf.com/share (English)
--   www.basf.com/aktie (German)




Important figures from Annual Press Conference Report
----------------------------------------------------------------------
                                                                Change
Million EUR                                         2005   2004   in %
----------------------------------------------------------------------
Sales                                             42,745 37,537  13.9
----------------------------------------------------------------------
Income from operations before interest, taxes,
 depreciation
and amortization (EBITDA)                          8,233  7,685   7.1
----------------------------------------------------------------------
Income from operations (EBIT) before special items 6,138  5,230  17.4
----------------------------------------------------------------------
Income from operations (EBIT)                      5,830  5,193  12.3
----------------------------------------------------------------------
Income before taxes and minority interests         5,926  4,347  36.3
----------------------------------------------------------------------
Net income                                         3,007  2,004  50.0
----------------------------------------------------------------------
Earnings per share (EUR)                          5.73   3.65  57.0
----------------------------------------------------------------------
Income from operations (EBIT) before special items
in percent of sales                                 14.4   13.9     -
----------------------------------------------------------------------
Cash provided by operating activities              5,250* 4,634  13.3
----------------------------------------------------------------------
Additions to fixed assets**                        2,523  2,163  16.6
----------------------------------------------------------------------
  Excluding acquisitions                           1,937  2,071  (6.5)
----------------------------------------------------------------------
Amortization and depreciation**                    2,403  2,492  (3.6)
----------------------------------------------------------------------
Segment assets (as of December 31)***             29,180 26,300  11.0
----------------------------------------------------------------------
Personnel costs                                    5,574  5,615  (0.7)
----------------------------------------------------------------------
Number of employees (as of December 31)           80,945 81,955  (1.2)
----------------------------------------------------------------------


*  Before external financing of pension obligations (see page 19)
** Tangible and intangible fixed assets (including acquisitions)
*** Tangible and intangible fixed assets, inventories and business-related receivables



Segment overview               Sales         Income from  Income from
                                               operations  operations
                                                before      (EBIT)
                                               interest,     before
                                                taxes,      special
                                              depreciation    items
                                                  and
                                              amortization
                                               (EBITDA)
-------------------------------
Million EUR                      2005   2004   2005  2004  2005  2004
----------------------------------------------------------------------
Chemicals                       8,103  7,020  1,942 1,857 1,488 1,377
----------------------------------------------------------------------
Plastics                       11,718 10,532  1,504 1,193 1,031   752
----------------------------------------------------------------------
Performance Products            8,267  8,005  1,227 1,503   890   850
----------------------------------------------------------------------
Agricultural Products &
 Nutrition                      5,030  5,147    996 1,093   693   763
----------------------------------------------------------------------
  Thereof    Agricultural
   Products                     3,298  3,354    907   887   671   666
----------------------------------------------------------------------
           Fine Chemicals       1,732  1,793     89   206    22    97
----------------------------------------------------------------------
Oil & Gas                       7,656  5,263  2,859 2,098 2,410 1,653
----------------------------------------------------------------------
Other*                          1,971  1,570   (295)  (59) (374) (165)
----------------------------------------------------------------------
  Thereof costs of exploratory
   and
  biotechnological research         -      -      -     -  (225) (168)
----------------------------------------------------------------------
                               42,745 37,537  8,233 7,685 6,138 5,230
----------------------------------------------------------------------




Segment overview             Income from     Assets       Capital
                              operations                expenditures**
                                (EBIT)
-----------------------------
Million EUR                   2005  2004   2005   2004     2005  2004
----------------------------------------------------------------------
Chemicals                    1,326 1,284  6,146  5,219      639   601
----------------------------------------------------------------------
Plastics                     1,015   694  6,639  6,187      490   473
----------------------------------------------------------------------
Performance Products           863 1,128  4,863  4,538      347   304
----------------------------------------------------------------------
Agricultural Products &
 Nutrition                     623   658  6,637  6,293      296   253
----------------------------------------------------------------------
  Thereof    Agricultural
   Products                    681   602  5,156  4,985       74   100
----------------------------------------------------------------------
           Fine Chemicals      (58)   56  1,481  1,308      222   153
----------------------------------------------------------------------
Oil & Gas                    2,410 1,643  4,895  4,063      624   388
----------------------------------------------------------------------
Other*                        (407) (214) 6,490  9,148      127   144
----------------------------------------------------------------------
  Thereof costs of
   exploratory and
  biotechnological research   (225) (168)     -      -        -     -
----------------------------------------------------------------------
                              5,830 5,193 35,670 35,448    2,523 2,163
----------------------------------------------------------------------


* "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged ((EUR)(97) million, previous year (EUR)(54) million).
** Capital expenditures in tangible assets (thereof (EUR)329 million from acquisitions in 2005) and intangible assets (thereof (EUR)257 million from acquisitions in 2005).



Region            Sales by            Sales by         Income from
            location of company location of customer    operations
                                                          (EBIT)
------------
                          Change              Change            Change
Million EUR   2005   2004   in %  2005   2004   in % 2005  2004   in %
----------------------------------------------------------------------
Europe      25,093 22,536  11.3 23,755 21,343  11.3 4,385 4,236   3.5
----------------------------------------------------------------------
  Thereof
   Germany  17,100 15,216  12.4  8,865  7,382  20.1 3,019 3,131  (3.6)
----------------------------------------------------------------------
North
 America
 (NAFTA)     9,542  8,165  16.9  9,479  8,182  15.9   855   286 199.0
----------------------------------------------------------------------
Asia
 Pacific*    6,042  4,911  23.0  6,500  5,309  22.4   297   361 (17.7)
----------------------------------------------------------------------
South
 America,
 Africa,
 Middle
 East*       2,068  1,925   7.4  3,011  2,703  11.4   293   310  (5.5)
----------------------------------------------------------------------
             42,745 37,537  13.9 42,745 37,537  13.9 5,830 5,193  12.3
----------------------------------------------------------------------


* Effective January 1, 2005, companies in Asia are reported in the region 'Asia Pacific.' South America, which was previously reported separately, is now reported together with the geographic regions Africa and Middle East in the region 'South America, Africa, Middle East.'



Key BASF share data                  2001   2002   2003   2004   2005
----------------------------------------------------------------------
Year-end price (EUR)              41.75  36.08  44.58  53.00  64.71
----------------------------------------------------------------------
Year high (EUR)                   50.45  49.80  44.58  53.00  65.33
----------------------------------------------------------------------
Year low (EUR)                    31.00  32.90  28.41  40.49  50.11
----------------------------------------------------------------------
Year average (EUR)                44.66  42.37  38.52  45.18  57.13
----------------------------------------------------------------------

----------------------------------------------------------------------
Daily trade in shares(1)
----------------------------------------------------------------------
- million EUR                      108.54 129.67 127.20 121.74 153.98
----------------------------------------------------------------------
- million shares                     2.48   3.09   3.33   2.71   2.70
----------------------------------------------------------------------

----------------------------------------------------------------------
Number of shares as of December 31
 (million shares)                  583.40 570.32 556.64 541.24 515.06
----------------------------------------------------------------------
Market capitalization as of
 December 31 (billion EUR  )        24.36  20.58   24.8  28.69  33.33
----------------------------------------------------------------------

----------------------------------------------------------------------
Earnings per share (EUR)(2)        9.72(3)  2.60   1.62   3.43   5.73
----------------------------------------------------------------------
Dividend per share (EUR)            1.30   1.40   1.40   1.70   2.00*
----------------------------------------------------------------------
Dividend yield (%)(4)                3.11   3.88   3.14   3.21   3.09
----------------------------------------------------------------------
Distribution quota (%)(2)            12.9   52.5   85.1   48.0   34.2
----------------------------------------------------------------------
Price-earnings ratio (P/E ratio)(2)  4.30  13.88  27.52  15.45  11.29
----------------------------------------------------------------------

----------------------------------------------------------------------
Key data for BASF ADRs(5)
----------------------------------------------------------------------
Year-end price ($)                  37.91  38.22  55.75  72.02  76.48
----------------------------------------------------------------------
Year high ($)                       46.73  46.85  55.75  72.02  77.26
----------------------------------------------------------------------
Year low ($)                        28.80  32.40  32.00  48.42  63.68
----------------------------------------------------------------------
Year average ($)                    40.05  39.90  43.81  56.39  70.91
----------------------------------------------------------------------

----------------------------------------------------------------------
Daily trade in shares
----------------------------------------------------------------------
- million $                          2.36   3.08   4.54   4.03   8.99
----------------------------------------------------------------------
- thousand shares                   59.98  78.73 105.32  71.80 126.81
----------------------------------------------------------------------


    1 Average, Xetra trading

    2 Starting in 2005, the accounting and reporting of the BASF Group is performed in accordance with International Financial Reporting
Standards (IFRS). The previous year's figure has been restated accordingly. The change in accounting and reporting of the BASF Group is explained in detail in Note 3 to the Consolidated Financial
Statements on page 106 ff.

    3 Including extraordinary income of (EUR)9.92 per share

    4 Based on year-end share price

    5 BASF shares are traded on the New York Stock Exchange in the form of ADRs (American Depositary Receipts). Each BASF ADR is equivalent to one BASF share.

* Proposed dividend



Sales and earnings by quarter
----------------------------------------------------------------------
2005
                                   1st     2nd     3rd     4th
Million EUR                     Quarter Quarter Quarter Quarter  2005
----------------------------------------------------------------------
Sales                           10,083  10,581  10,361  11,720 42,745
----------------------------------------------------------------------
Income from operations (EBIT)
 before special items            1,563   1,657   1,327   1,591  6,138
----------------------------------------------------------------------
Income from operations (EBIT)    1,499   1,587   1,262   1,482  5,830
----------------------------------------------------------------------
Financial result                    45     (82)    176     (43)    96
----------------------------------------------------------------------
Income before taxes and
 minority interests              1,544   1,505   1,438   1,439  5,926
----------------------------------------------------------------------
Net income                         861     778     808     560  3,007
----------------------------------------------------------------------
Earnings per share (EUR)          1.60    1.48    1.55    1.10   5.73
----------------------------------------------------------------------




2004
                                   1st     2nd     3rd     4th
Million EUR                     Quarter Quarter Quarter Quarter  2004
----------------------------------------------------------------------
Sales                            9,051   9,314   9,314   9,858 37,537
----------------------------------------------------------------------
Income from operations (EBIT)
 before special items            1,175   1,266   1,172   1,617  5,230
----------------------------------------------------------------------
Income from operations (EBIT)    1,075   1,250   1,076   1,792  5,193
----------------------------------------------------------------------
Financial result                   (40)     12    (127)   (691)  (846)
----------------------------------------------------------------------
Income before taxes and
 minority interests              1,035   1,262     949   1,101  4,347
----------------------------------------------------------------------
Net income                         520     714     366     404  2,004
----------------------------------------------------------------------
Earnings per share (EUR)          0.94    1.30    0.67    0.74   3.65
----------------------------------------------------------------------


    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report 2005 on Form 20-F will be available on the Internet at corporate.basf.com as of March 14, 2006.) We do not assume any obligation to update the forward-looking statements contained in this release.

    CONTACT: BASF
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf.com
             or
             Daniel Smith
             Phone:  +49 621 60-20829
             Fax:    +49 621 60-92693
             daniel.smith@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BASF Aktiengesellschaft


Date: February 22, 2006        By: /s/ Elisabeth Schick
                               ------------------------------------
                               Name: Elisabeth Schick
                               Title: Director Site Communications Ludwigshafen
                               and Europe


                               By: /s/ Christian Schubert
                               ------------------------------------
                               Name: Christian Schubert
                               Title: Director Corporate Communications
                               BASF Group